2-28-02

02032887

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2002

Amcor Limited (File No 0-18993)

679 Victoria Street

Abbotsford, Victoria 3067, Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMCOR LIMITED
(Registrant)

Date: 29th April 2002

By: ....

DAVID SOLOMON
GENERAL MANAGER CORPORATE FINANCE

News Release

AMCOR

For Release : Thursday, February 14, 2002

AMCOR'S EARNINGS GROWTH CONTINUES

Amcor announces today that profit after tax for the half year to December 2001 was $147.1 million. This represents growth in earnings per share of 3.0% to 20.3 cents. The dividend remains constant at 14 cents franked to 50%.

Amcor's Managing Director, Russell Jones said: "The result for the six months to December was particularly pleasing given the severe economic downturn that some of our businesses encountered and the impact of a five week strike in the corrugated box business in Australia.

"Despite these difficulties, good performances from a number of the operations ensured that earnings growth was maintained.

"In particular there was strong earnings growth from our PET business in the Americas with the recently acquired CNC operations performing well.

"The Australian plastics and metals operations also had good earnings growth, with the flexible packaging and food can businesses continuing to benefit from substantial restructuring undertaken over the past few years.

"The management of Amcor Flexibles Europe has done an excellent job at integrating the three flexible packaging businesses and is making significant progress in attaining the synergy benefits we anticipated at the time of the merger. There has been close cooperation with the various local employee representative organisations to initiate a major restructuring program that involves closing factories and relocating equipment.

"Although economic conditions remain uncertain, I am confident that our businesses are all well positioned in their respective markets and that Amcor will again deliver earnings growth this year.

"As the packaging industry continues to consolidate, Amcor will retain a leading position in this process, targeting its selected market segments.

"Our experience over the past 12 months with the acquisition of CNC Containers in the US and the three-way flexibles merger in Europe, gives us confidence that our participation in the consolidation process will add value for our shareholders."

ENDS

For further information contact:

Russell Jones
Managing Director
Amcor Limited
Ph: 61 3 9226 9001

John Murray
Executive GM Corporate Affairs
Amcor Limited
Ph: 61 3 9226 9005

AMCOR

For Release: February 14, 2002

News Release

RESULTS FOR SIX MONTHS ENDED DECEMBER 2001

The half year result continues the trend of four years of strong earnings growth.

Returns continue to be above the cost of capital.

Amcor is confident of earnings growth continuing in the current year.

A$m	July/Dec 2000	July/Dec 2001	
Net Sales	2,739.1	3,780.6	+38.0%
PBIT	246.2	272.1	+10.5%
Profit before tax[1]	184.1	203.5	+10.5%
Profit after tax[1]	123.0	147.1	+19.6%
Basic EPS[2]	19.7	20.3	+3.0%
Cash flow from operations	230.8	317.3	+37.5%

(1) Interest excludes coupon payment of $17.2 million for the Perpetual Amcor Convertible Reset Securities (PACRS)
(2) EPS calculated after deducting the PACRS coupon from profit after tax.

Key Ratios	Dec 2000	Dec 2001
PBIT/Ave Funds Emp (%)	13.8	12.2
Return on Ave Equity (%)	13.4	12.4
Net Debt/(Net Debt + Equity) (%)[1]	34	32
Net interest cover (times)	4.0	4.0
NTA per share (A$)	2.52	2.65

(1) Convertible notes treated as equity.

2001/2002 FIRST HALF SALES BREAKDOWN

By industry sector



Tobacco
8%
Industrial
22%
Consumer Goods
9%
Food & Beverage
61%

By region



Europe
32%
Aust & NZ
32%
Asia
4%
The Americas
32%

HIGHLIGHTS

- Earnings per share up 3.0%.
- Profit before tax up 10.5%.
- Cash flow from operations up 37.5% to $317 million.
- PBIT/Average Funds Employed 12.2%
- Returns for Amcor remain above its weighted average cost of capital of 7.4%.
- Excellent start for the newly-merged entity, Amcor Flexibles Europe, which instigated a substantial rationalisation program during the half year.
- Strong performance from Amcor Twinpak's PET operations including the recently acquired CNC business in the US.
- Continued improvement in the metals and plastics businesses of Amcor Australasia.
- Price increases implemented in the fibre packaging operations of Amcor Australasia.
- Sound performance in difficult operating conditions for Amcor Asia.
- Strong sales growth in the tobacco market in Eastern Europe and Russia.
- Interim dividend of 14 cents with franking of 50%.

FIRST HALF EARNINGS PER SHARE



30
20
10
0
18.2
19.7
20.3
Dec 99
Dec 00
Dec 01

Further enquires
Russell Jones
Managing Director
Amcor Limited
Phone: 61 3 9226 9001

Louis Lachal
Executive GM Operations
Amcor Limited
Phone: 61 3 9226 9003

John Murray
Executive GM Corporate Affairs
Amcor Limited
Phone: 61 3 9226 9005

Amcor Limited ABN 62 000 017 372
679 Victoria Street Abbotsford Victoria 3067 Australia
GPO Box 1643N Melbourne Victoria 3001 Australia
Telephone: 61 3 9226 9000 Facsimile: 61 3 9226 9050
www.amcor.com

AMCOR

Consolidated Statement of Profit

A$m	July/Dec 2000	July/Dec 2001
Net sales	2,739.1	3,780.6
Profit from trading	360.2	443.5
- Dep'n & amort.	(114.0)	(171.4)
Profit before interest & tax	246.2	272.1
- Net interest	(62.1)	(68.6)
Profit before tax	184.1	203.5
- Income tax	(60.8)	(51.9)
- Minority interests	(0.3)	(4.5)
Profit after tax	123.0	147.1

Consolidated Cash Flow Statement

A$m	July/Dec 2000	July/Dec 2001
Profit after tax	123.0	147.1
- Dep'n & amort.	114.0	171.4
- Change in tax & other provisions	3.6	(2.0)
- Other	(9.8)	0.8
Cash Flow from Operations	230.8	317.3
Net Capital Expenditure	164.4	(27.9)
Movement in Working Capital	121.1	54.7

Consolidated Balance Sheet

A$m	June 2001	Dec 2001
Current Assets	2,683	2,472
Property, Plant & Equipment	3,343	3,265
Intangibles	632	679
Investments & Other Assets	368	427
Total Assets	7,026	6,843
Short-term debt	514	975
Long-term debt	1,559	737
Creditors & Provisions	1,957	1,965
Convertible Notes	426	426
Total Liabilities	4,456	4,103
Total Equity	2,570	2,740
Outside Equity Interest	209	210
Shareholders Equity	2,361	2,530

Interim Dividend

Directors have declared an interim dividend of 14 cents per share, 50% franked at 30 cents in the dollar. This is the same level of dividend as declared for the corresponding period last year.

The Dividend Reinvestment Plan (DRP) remains in operation with a discount of 2.5%. This discount will be calculated on the arithmetic average of the average weighted price for the nine business days March 11 to 21, 2002 inclusive. The DRP is underwritten up to a maximum 75% of the dividend payable for the six-month period ended December 31, 2001.

The record date for the interim dividend is March 7, 2002 and the dividend will be mailed to shareholders on March 28, 2002.

Accounting Principles

The condensed financial statements are based on the accounts of individual controlled entities at December 31, which have been prepared according to Australian Generally Accepted Accounting Principles.

In line with Australian GAAP, the Perpetual Amcor Convertible Reset Securities (PACRS) are treated as equity with distribution payments treated as an appropriation of profit. The amount of PACRS distribution was $17.2 million for the period July/December 2001. (Previous period $0 million).

Significant Items

There are no significant items included in the results for either the six months ended December 31, 2001, or for the corresponding period of the previous year.

Debt

Major items contributing to the reduction in net debt from $2.1 billion at June 2001 to $1.7 billion at December 2001 were proceeds from the sell down of our KCA investment ($77.5 million), the sale and lease back of assets in Amcor Australasia ($174.5 million) and the effect of underwriting the DRP as mentioned above.

Segmental Analysis

	July/Dec 2000			July/Dec 2001		
	Sales (A$m)	PBIT (A$m)	ROAFE (%)	Sales (A$m)	PBIT (A$m)	ROAFE (%)
Amcor Australasia						
- Metals & plastic packaging	521.2	49.3	15.7	538.7	53.6	18.2
- Fibre packaging	626.9	72.6	12.3	650.2	63.5	11.6
Amcor North America	967.0	65.0	14.4	1,213.7	84.1	12.2
Amcor Europe	458.1	23.8	10.1	1,215.8	43.6	7.1
Amcor Asia	160.1	20.7	14.7	157.8	21.4	15.5
Divisional Total	2,733.3	231.4		3,776.2	266.2	
Investments / Other	6.5	14.8		7.4	5.9	
Inter-segment sales	(0.7)			(3.0)		
TOTAL	2,739.1	246.2	13.8	3,780.6	272.1	12.2

AMCOR
AUSTRALASIA

ontinued trong arnings rowth driven y nprovements 1 the flexibles, ood can, PET nd closures usinesses.

Metal & Plastic Packaging		
A$m	July/Dec 2000	July/Dec 2001
Net sales	521	539
Change (%)		+3.4
PBIT	49.3	53.6
Change (%)		+8.7
Operating margin (%)	9.5	9.9
Average funds employed ($m)	627	590
PBIT/AFE (%)	15.7	18.2

Sales by Product Group		
A$m	July/Dec 2000	July/Dec 2001
Flexibles/Plastics	188	197
Metals	285	295
Sacks / other	48	47
Total	521	539

Metals & Plastics

Amcor's Metal and Plastic Packaging group in Australia and New Zealand had a strong first half with PBIT increasing 8.7% from $49.3 million to $53.6 million. Returns on average funds employed increased from 15.7% to 18.2%.

The increase in earnings was due to continued improvement in flexibles, PET/closures and food can operations resulting from a combination of volume growth and operating cost improvements.

Beverage can volumes were in line with last year and affected by the cool Victorian summer and the plateauing of the slim line can and ready to drink markets. The business continues to benefit from cost reduction initiatives providing a lower cost base.

The food can business experienced increased volumes and together with benefits from restructuring initiatives and improved operational efficiencies, generated further profit improvement.

The aerosol can business had a sound first half in a market that is relatively stable with volumes in line with last year.

The flexible plastic packaging business continued to improve and is now generating returns close to the 15% target. The focus on selective product segments, benefits from lower cost structures together with product development initiatives have all contributed to the improved result.

The PET business continued to grow in selected niche segments with volumes well up on last year. The closures business also experienced solid growth and, combined with improved operating efficiencies, returned an excellent result.

The sacks business experienced a difficult half year with increased competition both locally and from imports impacting prices and margins. Recently obtained long term customer contracts have underpinned a capital upgrade for the business that will improve returns over the medium term.

ʔrice increases ɪnd further ɔperational ːfficiency mprovements ɔartially offset ːhe impact of a ːive week strike.

Fibre Packaging		
A$m	July/Dec 2000	July/Dec 2001
Net sales	627	650
Change (%)		+3.7
PBIT	72.6	63.5
Change (%)		-12.5
Operating margin (%)	11.6	9.8
Average funds employed ($m)	1,181	1,091
PBIT/AFE (%)	12.3	11.6

Sales by Product Group		
A$m	July/Dec 2000	July/Dec 2001
Fibre	409	411
Cartons	110	118
Board sales (external)	108	121
Total	627	650

Fibre Packaging

Amcor's corrugated box and paper packaging business in Australia and New Zealand achieved a sales increase of 3.7% from $627 million to $650 million, however PBIT was down 12.5% due to a $15 million impact of a five week strike in the corrugated box business.

Corrugated box volumes in the first quarter were impacted by this strike, which occurred during enterprise bargaining negotiations. Volumes in the second quarter were in line with the same period last year.

The business benefited from ongoing efficiency improvements with the three new corrugators in Queensland, New South Wales and Victoria all performing well. The benefits from recent price increases more than offset the impact of cost increases resulting in improved gross margins. The business has recently announced a further price increase of around 3% for non-contract volumes.

In New Zealand, volumes were in line with last year with price increases, restructuring benefits and improved operating efficiencies driving improved profits.

The paper recycling mills continue to perform well, however the result was impacted by lower export prices in Asia. In addition, lower margin export volumes were higher due to the industrial issues in the corrugated business.

The folding carton business had a sound first half. The conversion business was impacted by British American Tobacco's decision to move volume in-house and transfer its Australian export business to Europe. This has resulted in the business restructuring to lower the cost base and restore operating efficiencies. The folding carton mill in Queensland continues to perform well, with a strong focus on cost reduction.

AMCOR

NORTH AMERICA

trong
ɜrnings lift
ue to
nproved
erformance at
mcor
winpak and a
ood result at
NC.
hese benefits
ere
omewhat
ffset by
ifficult trading
onditions at
.mcor
unclipse.

A$m	July/Dec 2000	July/Dec 2001
Net sales	967	1,214
Change (%)		+25.5
Change due to		
Volume & price ($m)		176
Currency translation ($m)		71
PBIT	65.0	84.1
Change (%)		+29.4
Change due to		
Business performance ($m)		14.5
Currency translation ($m)		4.6
Operating margin (%)	6.7	6.9
Average funds employed ($m)	901	1,372
PBIT/AFE (%)	14.4	12.2

Exchange Rates

Profit & Loss statement	July/Dec 2000	July/Dec 2001
A$ / US$	0.55	0.51
A$ / Can$	0.82	0.80
Balance Sheet	**Dec 2000**	**Dec 2001**
A$ / US$	0.56	0.51
A$ / Can$	0.84	0.81

Sales by Business

A$m	July/Dec 2000	July/Dec 2001
Amcor Twinpak	250	495
Amcor Sunclipse	717	719
Total	967	1,214

Amcor Twinpak achieved significant growth in sales and earnings for the half year.

In Canada, PET sales and earnings were up on last year, due to a 20% increase in volumes. All categories experienced good growth with water volumes in particular growing significantly.

CNC, the PET business acquired in February 2001, had a solid performance with volumes up on last year. The operations in Peru and Venezuela, although small, are now performing well.

The good CNC result for the 12 months to December 2001 resulted in a final acquisition payment of US$8 million to the previous owners of the company.

The Brazilian operations experienced a strong half with sales and earnings well up on last year. Resin price pass through and other contract issues are now being managed better, resulting in improved stability in the market place.

In the specialty packaging businesses, plastic tubes benefited from increased capacity, rigid plastics were steady, and growth in the fresh cut salad market improved results in the flexible packaging division.

The closures business of the Bericap joint venture, now consolidated, had strong growth in sales and profits. Capacity is being expanded with the opening of a western US plant scheduled for early fiscal 2002/03.

Amcor Sunclipse experienced a very difficult first half due to the slowdown in the US economy reducing demand for industrial packaging.

The corrugating group was impacted by continued competitiveness in the southern California sheet feeding market while volume in the distribution and manufacturing segments fell substantially.

Amcor Sunclipse's distribution group continues its focus of developing a hub and spoke network that allows it to service all the major markets in the US. As part of this strategy, the Texas based Apollo Paper was acquired in September 2001and its performance in the second quarter was above expectations.

The progress made in broadening the geographic base and the maintenance of gross margins through the current economic slowdown, leaves the business well positioned to benefit from an economic recovery.

AMCOR

EUROPE

Successful integration of the three-way merger in Europe and continued sound performance from Amcor Rentsch.

A$m	July/Dec 2000	July/Dec 2001
Net sales ($m)	458	1,216
Change (%)		+165.7
Change due to:		
Volume & price ($m)		665
Currency translation ($m)		93
PBIT	23.8	43.6
Change (%)		+83.2
Change due to:		
Business performance ($m)		16.5
Currency translation ($m)		3.3
Operating margin (%)	5.2	3.6
Average funds employed ($m)	470	1,223
PBIT/AFE (%)	10.1	7.1

Exchange Rates

	July/Dec 2000	July/Dec 2001
Profit & Loss statement		
A$ / Euro	0.62	0.57
Balance Sheet	Dec	Dec
A$ / Euro	0.60	0.58

Sales by Business

A$m	July/Dec 2000	July/Dec 2001
Amcor Flexibles	233	972
Amcor Rentsch	225	244
Total	458	1,216

Following the three-way merger of Amcor Flexibles Europe with Danisco Flexible and Åkerlund & Rausing Flexibles, to create the new market leader in Europe, there has been substantial progress in integrating the businesses and establishing a sound base for improving returns. The key elements of this progress have been:

Plant closures and restructuring

The business is currently undertaking a significant rationalisation and restructuring program and has worked cooperatively with all parties to reach agreements to close four plants and significantly restructure three other sites. The plants to be closed are Oakbank in the UK, Bialystok in Poland, Fournier in France and Haarlem in the Netherlands. The plants to be restructured are Otto Nielson in Denmark, Venthenat in France and Lund in Sweden.

The timetable for the plant closures and restructuring takes into account the need for a smooth transition of volumes to other sites with most of the work scheduled to be completed over the next six months.

An important part of the restructuring program is investment in new equipment and relocation of existing equipment. This will create job opportunities in other plants and ensure that more than 50% of the sales can be retained.

The impact of the plant closures and restructuring, including the closure of a number of sales and marketing offices, will result in net labour reductions of over 750 people.

The review of Amcor Flexibles Europe's portfolio of businesses is ongoing and this may result in additional plant closures or restructuring.

Purchasing, pricing and volumes

Benefits from improved purchasing are in line with expectations and will enhance returns going forward. Selected price increases are being implemented to improve gross margins. The current trading environment remains unclear with economic uncertainty in Europe affecting the business. Despite this, overall volumes for Amcor Flexibles Europe were ahead of last year.

The business has also made good progress in implementing strategies to deliver long term competitive advantage through product and process leadership in a number of key market sectors.

In the short term, the three-way merger is expected to achieve synergies of around $28 million and be EPS positive in year one. The 15% PBIT to average funds employed target will be underpinned by year three synergies of $70 million and improved gross margins.

The business will continue to pursue acquisition opportunities that arise as part of the ongoing industry rationalisation in Europe.

Amcor Rentsch had a solid half with sales and earnings in local currency terms, in line with the same period last year.

There was very strong demand in Eastern Europe with the second machine at the Russian plant, installed at least 12 months ahead of schedule, already at full capacity.

Demand in Western Europe was down slightly caused by the ongoing shift in production by major customers to Eastern

AMCOR

ASIA

;olid result 'riven by ngoing nprovements ı the lalaysian ·orrugated ›usinesses ınd a steady ·erformance in ·ne flexibles nd tobacco ;usinesses.

A$m	July/Dec 2000	July/Dec 2001
Net sales	160	158
Change (%)		-1.4
Change due to		
Volume & price ($m)		(8)
Currency translation ($m)		6
PBIT	20.7	21.4
Change (%)		+3.4
Change due to		
Business performance ($m)		(0.1)
Currency translation ($m)		0.8
Operating margin (%)	12.9	13.6
Ave. funds employed ($m)	281	277
PBIT/AFE (%)	14.7	15.5

Exchange Rates

Profit & Loss statement	July/Dec 2000	July/Dec 2001
A$ / Sing$	0.95	0.92
Balance Sheet	Dec 2000	Dec 2001
A$ / Sing$	0.96	0.95

Sales by Product Group A$m

A$m	July/Dec 2000	July/Dec 2001
Corrugated	80	66
Tobacco	69	74
Flexibles and others	11	18
Total	160	158

Amcor Asia achieved a solid result in an environment of depressed regional economic conditions.

Sales were down 1.4% mainly due to lower corrugated volumes in Singapore and lower paper prices on the corrugated business.

The corrugated business was impacted by the regional economic slowdown, particularly exports of electronic goods. Earnings were lower in Singapore and Indonesia however Malaysia continued the solid improvement of recent years.

The tobacco operations increased earnings, although there is substantial price competition, especially in China.

The flexibles operations in China produced a solid result with increased sales and steady earnings.

Kimberly-Clark Australia

A$m	July/Dec 2000	July/Dec 2001
Sales	451	481
Change (%)		6.7
Profit after tax	45.0	54.5
Change (%)		21.1

Note: Figures in the table represent 100% of revenue and profit after tax for Kimberly-Clark Australia. Amcor included 50% of profit after tax in its reported earnings for the six months to December 2000. Amcor sold down its holding in Kimberly-Clark Australia to 45% in May 2001. For the six months to December 2001, Amcor included 45% of profit after tax in its reported earnings.

Kimberly-Clark Australia – 45% owned by Amcor

Kimberly-Clark Australia (KCA) increased sales by 6.7% to $481 million due to increased volumes in all businesses and the implementation of price increases, which have offset part of the additional costs associated with a lower Australian dollar.

Profit after tax increased by 21%, reflecting the higher sales and gains achieved through ongoing cost reduction and productivity improvement programs.

KCA's focus continues to be directed towards its key products and brands in its consumer, away from home, and health care businesses in Australia, New Zealand, and the Pacific Islands.

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half yearly report

Introduced 1/7/2000. Amended 30/9/2001.

Name of entity

AMCOR LIMITED

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
62 000 017 372	✓		31 DECEMBER 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A million

Revenues from ordinary activities *(item 1.1)*	up	44.7%	to	4,022.0
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	up	22.9%	to	175.2
Profit (loss) from ordinary activities after tax attributable to members *(item 1.23)*	up	19.6%	to	147.1
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of			Nil
Net profit (loss) for the period attributable to members *(item 1.11)*	up/down	19.6%	to	147.1

Dividends (distributions)	Amount per security	Franked amount per security
Interim dividend *(Half yearly report only - item 15.6)*	14.0¢	7.0¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	14.0¢	7.0¢

+ See chapter 19 for defined terms.

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	7 March 2002

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Consolidated profit and loss account

		Current period – $A million	Previous corresponding period - $A million
1.1	Revenues from ordinary activities	4,022.0	2,780.3
1.2	Expenses from ordinary activities *(see items 1.24 + 12.5 + 12.6)*	(3,766.3)	(2,547.5)
1.3	Borrowing costs	(76.7)	(71.1)
1.4	Share of net profit (loss) of associates and joint venture entities *(see item 16.7)*	24.5	22.4
1.5	**Profit (loss) from ordinary activities before tax**	**203.5**	**184.1**
1.6	Income tax on ordinary activities *(see note 4)*	(51.9)	(60.8)
1.7	**Profit (loss) from ordinary activities after tax**	**151.6**	**123.3**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit (loss)**	**151.6**	**123.3**
1.10	Net profit (loss) attributable to outside +equity interests	4.5	0.3
1.11	**Net profit (loss) for the period attributable to members**	**147.1**	**123.0**

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	726.4	513.1
1.13	Net profit (loss) attributable to members *(item 1.11)*	147.1	123.0
1.14	Net transfers to and from reserves	13.2	-
1.15	Net effect of changes in accounting policies	-	-
1.16	Dividends and other equity distributions paid or payable	(108.0)	(87.4)
1.17	**Retained profits (accumulated losses) at end of financial period**	**778.7**	**548.7**

+ See chapter 19 for defined terms.

Profit restated to exclude amortisation of goodwill		Current period $A million	Previous corresponding period $A million
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	179.7	142.8
1.19	Less (plus) outside +equity interests	4.5	0.3
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	175.2	142.5

Profit (loss) from ordinary activities attributable to members

		Current period $A million	Previous corresponding period $A million
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	151.6	123.3
1.22	Less (plus) outside +equity interests	4.5	0.3
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	147.1	123.0

+ See chapter 19 for defined terms.

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A million	Previous corresponding period $A million
1.24	Revenue from sale of goods	3,780.6	2,739.1
	Cost of sales	(3,100.7)	(2,204.6)
	Gross profit	679.9	534.5
	Other revenue from ordinary activities	241.4	41.2
	Share of net profits of associates	24.5	22.4
	Sales and marketing expenses	(172.5)	(141.6)
	General and administration expenses	(274.4)	(190.8)
	Research and development costs	(17.2)	(5.2)
	Borrowing costs	(76.7)	(71.1)
	Other	(201.5)	(5.3)
	Profit from ordinary activities before tax	**203.5**	**184.1**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A million (a)	Related tax $A million (b)	Related outside +equity interests $A million (c)	Amount (after tax) attributable to members $A million (d)
2.1	Amortisation of goodwill	28.1	-	-	28.1
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	28.1	-	-	28.1
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

+ See chapter 19 for defined terms.

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

Consolidated balance sheet

		At end of current period $A million	As shown in last annual report $A million	As in last half yearly report A$ million
	Current assets			
4.1	Cash	187.2	322.6	154.3
4.2	Receivables	1,311.2	1,352.6	912.5
4.3	Investments	-	-	-
4.4	Inventories	973.9	1,008.2	742.9
4.5	Other (provide details if material)	-	-	-
4.6	**Total current assets**	**2,472.3**	**2,683.4**	**1,809.7**
	Non-current assets			
4.7	Receivables	33.1	27.6	29.0
4.8	Investments (equity accounted)	147.2	158.9	173.5
4.9	Other investments	8.4	10.2	10.2
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	-
4.12	Development properties (+mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	3,264.9	3,343.4	2,581.3
4.14	Intangibles (net)	678.8	631.8	437.2
4.15	Other (provide details if material)	238.6	170.4	137.6
4.16	**Total non-current assets**	**4,371.0**	**4,342.3**	**3,368.8**
4.17	**Total assets**	**6,843.3**	**7,025.7**	**5,178.5**
	Current liabilities			
4.18	Payables	1,041.8	1,105.5	770.4
4.19	Interest bearing liabilities	974.7	513.9	168.5
4.20	Provisions	464.9	467.5	296.7
4.21	Other (provide details if material)	-	-	-
4.22	**Total current liabilities**	**2,481.4**	**2,086.9**	**1,235.6**

+ See chapter 19 for defined terms.

	Non-current liabilities			
4.23	Payables	2.6	4.2	2.3
4.24	Interest bearing liabilities	736.7	1,558.9	1,240.9
4.25	Provisions	456.2	379.8	312.4
4.26	Other (provide details if material)	-	-	-
4.27	**Total non-current liabilities**	1,195.5	1,942.9	1,555.6
4.28	**Undated Subordinated Convertible Securities**	426.2	426.2	426.2
4.29	**Total Liabilities**	4,103.1	4,456.0	3,217.4
4.30	**Net assets**	2,740.2	2,569.7	1,961.1
	Equity			
4.31	Capital/contributed equity	1,481.0	1,401.6	971.4
4.32	Reserves	270.3	232.5	357.2
4.33	Retained profits (accumulated losses)	778.7	726.4	548.7
4.34	**Equity attributable to members of the parent entity**	2,530.0	2,360.5	1,877.3
4.35	Outside +equity interests in controlled entities	210.2	209.2	83.8
4.36	**Total equity**	2,740.2	2,569.7	1,961.1
4.37	Preference capital included as part of 4.34	NIL	NIL	NIL

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** (*item 4.11*)	NOT APPLICABLE	NOT APPLICABLE

+ See chapter 19 for defined terms.

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	NOT APPLICABLE	NOT APPLICABLE

Consolidated statement of cash flows

		Current period $A million	Previous corresponding period - $A million
	Cash flows related to operating activities		
7.1	Receipts from customers	3,926.1	2,827.6
7.2	Payments to suppliers and employees	(3,616.2)	(2,618.9)
7.3	Dividends received from associates	24.9	21.5
7.4	Other dividends received	0.3	2.6
7.5	Interest and other items of similar nature received	4.0	5.4
7.6	Interest and other costs of finance paid	(79.1)	(86.7)
7.7	Income taxes paid	(33.7)	(61.8)
7.8	Other (provide details if material)	36.3	20.0
7.9	**Net operating cash flows**	262.6	109.7
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(199.2)	(146.4)
7.11	Proceeds from sale of property, plant and equipment	196.0	3.0
7.12	Payment for purchases of equity investments	(46.4)	(30.8)
7.13	Proceeds from sale of equity investments	77.5	9.8
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	7.5	1.9
7.16	Other (provide details if material)	-	-
7.17	**Net investing cash flows**	35.4	(162.5)

+ See chapter 19 for defined terms.

	Cash flows related to financing activities		
7.18 (i)	Proceeds from issues of +securities (shares, options, etc.)	69.0	0.4
7.18(ii)	Payments for share buybacks	-	(6.7)
7.19	Proceeds from borrowings	259.1	220.6
7.20	Repayment of borrowings	(635.7)	(89.1)
7.21	Dividends paid	(103.2)	(117.6)
7.22	Other (provide details if material)	(17.5)	2.2
7.23	**Net financing cash flows**	**(428.3)**	**9.8**
7.24	**Net increase (decrease) in cash held**	**(130.3)**	**(43.0)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	314.0	210.9
7.26	Exchange rate adjustments to item 7.25.	(17.3)	(4.7)
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**166.4**	**163.2**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

During the half-year, the consolidated entity acquired property, plant and equipment with an aggregate value of $0.7 million (2000: $1.5 million) by means of finance leases.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A million	Previous corresponding period - $A million
8.1	Cash on hand and at bank	148.8	113.9
8.2	Deposits at call	38.4	40.4
8.3	Bank overdraft	(27.8)	(19.0)
8.4	Other (provide details)	7.0	27.9
8.5	**Total cash at end of period** *(item 7.27)*	**166.4**	**163.2**

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	5.1%	6.6%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.34*)	5.8%	6.6%

Earnings per security (EPS)		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share* (a) Basic EPS	20.3¢	19.7¢
	(b) Diluted EPS (if materially different from (a))	20.2¢	19.5¢
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	639.8 million	624.0 million

NTA backing *(see note 7)*		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	$2.65	$2.52

Details of specific receipts/outlays, revenues/ expenses

		Current period $A million	Previous corresponding period - $A million
12.1	Interest revenue included in determining item 1.5	5.4	5.2
12.2	Interest revenue included in item 12.1 but not yet received (if material)	-	-
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	0.6	1.2

12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	143.3	94.5
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*	-	-

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	NOT APPLICABLE
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	N/A
13.3	Date from which such profit has been calculated	N/A
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	NOT APPLICABLE
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	N/A
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/A

+ See chapter 19 for defined terms.

Reports for industry and geographical segments

Refer attached

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	28 March 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	7 March 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

		Amount per security	Franked amount per security at 30% tax (previous year 34%)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	N/A	N/A	N/A
15.5	Previous year	N/A	N/A	N/A
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	14.0¢	7.0¢	-¢
15.7	Previous year	14.0¢	7.0¢	-¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A	N/A
15.9	Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A million	Previous corresponding Period - $A million
15.10	+Ordinary securities	90.8	87.4
15.11	Preference +securities	-	-
15.12	Other equity instruments	17.2	-
15.13	**Total**	**108.0**	**87.4**

The +dividend or distribution plans shown below are in operation.

The Dividend Reinvestment Plan (DRP) is in operation with a discount of 2.5%. The discount will be calculated on the arithmetic average of the weighted average price for the nine business days March 11 to 21, 2002 inclusive.

The DRP is underwritten to a maximum of 75% of the dividend payable for the six month period ended 31 December 2001, subject to a maximum of $75 million.

The last date(s) for receipt of election notices for the +dividend or distribution plans	7 March 2002

Any other disclosures in relation to dividends (distributions)

Coupon amounts payable on PACRS are treated as distributions from equity.

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A million	Previous corresponding period - $A million
16.1	Profit (loss) from ordinary activities before income tax	35.4	34.0
16.2	Income tax on ordinary activities	(10.9)	(11.6)
16.3	**Profit (loss) from ordinary activities after income tax**	24.5	22.4
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit (loss)**	24.5	22.4
16.6	Outside +equity interests	-	-
16.7	**Net profit (loss) attributable to members**	24.5	22.4

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 **Equity accounted associates and joint venture entities**	Current period	Previous corresponding period	Current period - $A million	Previous corresponding period- $A million
Bericap Inc (1)	-	50	-	(0.1)
Kimberly-Clark Australia Pty Ltd	45	50	24.5	22.5
17.2 **Total**			24.5	22.4
17.3 Other material interests	NIL	NIL	NIL	NIL
17.4 **Total**				

(1) On 1 July 2001, Bericap Inc became a controlled entity

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	NIL	NIL	N/A	N/A
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	648,287,591 1,032,000 2,625,000	648,287,591 1,032,000 2,625,000	100 100 100	100 1 5
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	 14,818,265 NIL	 14,818,265 NIL	 100 N/A	 100 N/A
18.5 (i)	**+Convertible debt securities** 6.5% undated notes redeemable at the company's option after 31 October 2003 and convertible into 1.27 ordinary shares at any time between 1 July 1995 and 31 October 2003	14,534,272	14,534,272	935	935
18.6 (ii)	Changes during current period	NIL	NIL	N/A	N/A

				Par Value USD (cents)	Paid-up Value USD Cents)
18.5 (ii)	**+Convertible debt securities** 7.25% undated notes redeemable at the company's option after 19 November 2006 and convertible into American Depositary Shares representing four ordinary shares at any time between 19 November 1996 and 19 November 2006 at the rate of between 2.347 to 2.664 for each US$50 principal amount of notes converted, depending on the market price at the date of conversion.	— 4,599,997	4,599,997	5,000	5,000
18.6 (ii)	Changes during current period	NIL	NIL	NIL	NIL
18.7	**Options** *(description and conversion factor)*	Number issued	Number quoted	Exercise price A$ (cents)	Expiry date
	Five year options over ordinary shares at a cost of $0.01 per option	200,000	NIL	468	23/09/03
		252,800	NIL	464	24/09/03
		1,185,000	NIL	647	16/09/04
		300,000	NIL	543	08/11/04
		300,000	NIL	510	31/07/05
		3,000,000	NIL	567	01/10/05
		952,000	NIL	516	14/09/05
		3,969,000	NIL	510	01/10/05
		20,000	NIL	530	01/10/05
		50,000	NIL	662	01/10/05
		40,000	NIL	524	01/10/05
		100,000	NIL	524	15/02/06
		20,000	NIL	547	01/03/06
		1,212,500	NIL	602	13/09/06
		100,000	NIL	603	01/10/06
18.8	Issued during current period	2,786,000	NIL	510	01/10/05
		50,000	NIL	662	01/10/05
		10,000	NIL	530	01/10/05
		40,000	NIL	524	01/10/05
		1,212,500	NIL	602	13/09/06
		180,000	NIL	603	01/10/06
18.9	Exercised during current period	25,000	NIL	702	11/02/02
		50,000	NIL	468	23/09/03
		11,850	NIL	464	24/09/03
		80,000	NIL	647	16/09/04
		88,000	NIL	516	14/09/05
		230,000	NIL	510	01/10/05
		80,000	NIL	603	01/10/06

+ See chapter 19 for defined terms.

18.10	Expired during current period	NIL	NIL	NIL	NIL
18.11	**Debentures** *(totals only)*	NIL	NIL		
18.12	**Unsecured notes** *(totals only)*	NIL	NIL		

+ See chapter 19 for defined terms.

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

Refer attached news release

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Refer attached news release

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

The balance of the franking account as at 31 December 2001 is $7.6 million after taking into account the payment of income tax payable at that date, the payment of the dividend provided for at that date and any franking credits included therein which may not be distributable in the following year.

There are prospects of being able to partially frank dividends for the following year.

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

The consolidated entity has applied AASB 1027 – Earnings Per Share – for the first time from 1 July 2001. Diluted earnings per share for the comparative period 31 December 2000 has been adjusted so that the basis of calculation used is consistent with that of the current period.

+ See chapter 19 for defined terms.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	Not Applicable
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Not Applicable

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Not Applicable
Date	Not Applicable
Time	Not Applicable
Approximate date the +annual report will be available	Not Applicable

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

Identify other standards used

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

+ See chapter 19 for defined terms.

☐	The +accounts have been audited.	☑	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 13/2/02
(Company Secretary)

Print name: Bert Guy

29

+ See chapter 19 for defined terms.